Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2023

The board (the “Board”) of directors (the “Directors”) of Lufax Holding Ltd (the “Company”) is pleased to announce the unaudited consolidated annual results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the year ended December 31, 2023 (the “Reporting Period”), prepared in accordance with the IFRS, together with the comparative figures for the year ended December 31, 2022.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

BUSINESS REVIEW AND OUTLOOK

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. In doing so, we have established relationships with 85 financial institutions in China as our funding partners, many of which have worked with us for over three years.

As of December 31, 2023, our total outstanding balance of loans was RMB315.4 billion, representing a decrease of 45.3% from December 31, 2022. Our total volume of new loans decreased from RMB495.4 billion for the year ended December 31, 2022 to RMB208.0 billion for the year ended December 31, 2023.

In 2023, we continued to advance towards our 100% guarantee model, under which we will guarantee all the new loans we enable, rather than relying on credit enhancement partners. We have secured sufficient credit line and funding partners to support our 100% guarantee model. Excluding consumer finance, our risk bearing by new loan sales for the year ended December 31, 2023 increased to 49.8%, as compared to 21.3% for the year ended December 31 2022. Our risk bearing by balance as of December 31, 2023, including consumer finance, increased to 39.8%, as compared to 23.5% as of December 31, 2022.

Our total income decreased from RMB58,116 million for the year ended December 31, 2022 to RMB34,255 million for the year ended December 31, 2023. Our profit before income tax expenses decreased from RMB13,013 million for the year ended December 31, 2022 to RMB1,645 million for the year ended December 31, 2023. Our net profit decreased from RMB8,775 million for the year ended December 31, 2022 to RMB1,034 million for the year ended December 31, 2023. We had a net margin of 3% for the year ended December 31, 2023.

As of December 31, 2023, our consumer finance subsidiary had a capital adequacy ratio of 15.3% and our financing guarantee subsidiary had a leverage ratio of 1.8x. As of the same date, our outstanding balance of consumer finance loans was RMB37.1 billion. Our total volume of consumer finance loans amounted to RMB71.2 billion for the year ended December 31, 2023. Non-performing loan ratio for consumer finance loan was 1.5% for the year ended December 31, 2023, as compared to 1.5% for the year ended December 31, 2022. Non-performing loan ratio for consumer finance loan is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

The complex macro conditions continued to impact SBOs and constrained demand for high-quality loans from SBOs during 2023. Against this background, we prioritized asset quality over quantity and successfully completed our five major de-risking and diversification initiatives. Through strategic adjustments to customer segmentation and product offerings, we successfully cultivated a new business mix that favors R1-R3 customers and reflects our commitment to de-risking. We also successfully executed on adjustments to our regional, channel and industry mixes and completed our strategic pivot to the 100% guarantee model, laying the foundations for our long-term, sustainable growth. While this transition allows us to unlock and capture more economic value, it also increases our risk exposure. As a result, we will remain committed to our prudent approach and continue to prioritize quality over quantity in the future.

For the full year of 2024, we expect the new loan sales to be in the range of RMB190 billion to RMB220 billion and the year-end loan balance to be in the range of RMB200 billion to RMB230 billion. These forecasts reflect our current and preliminary views on the market and operational conditions, which are subject to changes.

MANAGEMENT DISCUSSION AND ANALYSIS

Total Income
	For the Year Ended December 31,
	2022	2023		YoY
	(RMB)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Technology platform-based income	29,218	15,326	2,159	(47.5%	)
Net interest income	18,981	12,348	1,739	(34.9%	)
Guarantee income	7,373	4,392	619	(40.4%	)
Other income	1,238	1,144	161	(7.6%	)
Investment income	1,306	1,050	148	(19.5%	)
Share of net profit/(loss) of investments accounted for using the equity method	(0)	(5)	(1)	2384.4%

Total income	58,116	34,255	4,825	(41.1%	)

Our total income decreased by 41.1% from RMB58,116 million for the year ended December 31, 2022 to RMB34,255 million for the year ended December 31, 2023 mainly due to a decrease of 45.3% in the outstanding balance of loans enabled from RMB576.5 billion as of December 31, 2022 to RMB315.4 billion as of December 31, 2023.

Technology platform-based income . Our technology platform-based income decreased by 47.5% from RMB29,218 million for the year ended December 31, 2022 to RMB15,326 million for the year ended December 31, 2023, primarily due to (i) the decrease of retail credit service fees as a result of a decrease in new loan sales and balance; and (ii) the decrease of referral and other technology platform-based income as a result of a decrease in transaction volume.

Net interest income . Our net interest income decreased by 34.9% from RMB18,981 million for the year ended December 31, 2022 to RMB12,348 million for the year ended December 31, 2023 mainly due to a decrease in loan balance, partially offset by an increase in net interest income from our consumer finance business.

Guarantee income . Our guarantee income decreased by 40.4% from RMB7,373 million for the year ended December 31, 2022 to RMB4,392 million for the year ended December 31, 2023 due to a decrease in the loan balance and a lower average fee rate.

Other income . Our other income decreased by 7.6% from RMB1,238 million for the year ended December 31, 2022 to RMB1,144 million for the year ended December 31, 2023 mainly due to the change of fee structure that the Company charged to its credit enhancement partners.

Investment income . Our investment income decreased by 19.5% from RMB1,306 million for the year ended December 31, 2022 to RMB1,050 million for the year ended December 31, 2023 due to the decrease of fair value of investment assets and decreased investment return.

Total Expenses

	For the Year Ended December 31,
	2022	2023		YoY
	(RMB)	(RMB)	(US$)	(%)
	(in millions, except percentages)
Sales and marketing expenses	15,757	9,867	1,390	(37.4%	)
General and administrative expenses	2,830	2,305	325	(18.6%	)
Operation and servicing expenses	6,430	6,119	862	(4.8%	)
Technology and analytics expenses	1,872	1,387	195	(25.9%	)
Credit impairment losses	16,550	12,697	1,788	(23.3%	)
Asset impairment losses	427	31	4	(92.7%	)
Finance costs	1,239	414	58	(66.6%	)
Other (gains)/losses – net	(3)	(210)	(30)	5980.8%

Total expenses	45,102	32,610	4,593	(27.7%	)

Our total expenses decreased by 27.7% from RMB45,102 million for the year ended December 31, 2022 to RMB32,610 million for the year ended December 31, 2023 due to the optimization of operating expenses and the decrease of outstanding balance and new loan sales.

Sales and marketing expenses. Our sales and marketing expenses decreased by 37.4% from RMB15,757 million for the year ended December 31, 2022 to RMB9,867 million for the year ended December 31, 2023 due to (i) the decreased borrower acquisition expenses as a result of the decreased new loan sales; (ii) the decreased general sales and marketing expenses as a result of the decrease in staff costs for sales and marketing personnel; and (iii) the decreased investor acquisition and retention expenses and the decreased referral expenses from platform service as a result of the decreased transaction volume.

General and administrative expenses . Our general and administrative expenses decreased by 18.6% from RMB2,830 million for the year ended December 31, 2022 to RMB2,305 million for the year ended December 31, 2023 due to our expense control measures and the decrease in taxes and surcharges..

Operation and servicing expenses. Our operation and servicing expenses decreased by 4.8 % from RMB6,430 million for the year ended December 31, 2022 to RMB6,119 million for the year ended December 31, 2023, primarily due to our expense control measures and the decrease of loan balance, partially offset by the increased resources we invested in collection services.

Technology and analytics expenses. Our technology and analytics expenses decreased by 25.9% from RMB1,872 million for the year ended December 31, 2022 to RMB1,387 million for the year ended December 31, 2023 due to our improved efficiency and our expense control measures.

Credit impairment losses. Our credit impairment losses decreased by 23.3% from RMB16,550 million for the year ended December 31, 2022 to RMB12,697 million for the year ended December 31, 2023 mainly due to the decrease in provision of loans and receivables as a result of the decreased loan balance, partially offset by the increase of actual losses.

Asset impairment losses. Our asset impairment losses decreased by 92.7% from RMB427 million for the year ended December 31, 2022 to RMB31 million for the year ended December 31, 2023, mainly due to the higher base of impairment loss for the year ended December 31, 2022 as a result of impairment loss of long term investment.

Finance costs. Our finance costs decreased by 66.6% from RMB1,239 million for the year ended December 31, 2022 to RMB414 million for the year ended December 31, 2023, due to the decrease of interest expenses as a result of our early repayment of Ping An Convertible Promissory Notes and repayment of C-Round Convertible Promissory Notes.

Other (gains)/losses – net. Our other gains was RMB210 million for the year ended December 31, 2023, compared to RMB3 million other gains for the year ended December 31 2022, mainly due to the increase in foreign exchange gains, partially offset by the decrease in government subsidies and other gains.

Income Tax Expenses

Our income tax expenses decreased by 85.6% from RMB4.2 billion for the year ended December 31, 2022 to RMB0.6 billion for the year ended December 31, 2023 due to the lower tax base.

Net Profit

Our net profit decreased by 88.2% from RMB8.8 billion for the year ended December 31, 2022 to RMB1.0 billion for the year ended December 31, 2023, driven by the aforementioned factors.

Balance Sheet

We had RMB39,599 million in cash at bank as of December 31, 2023, as compared to RMB43,882 million as of December 31, 2022. Net assets of the Company amounted to RMB93.7 billion as of December 31, 2023, as compared to RMB94.8 billion as of December 31, 2022.

Liquidity and Capital resources

For the year ended December 31, 2023, (i) our net cash generated from operating activities was RMB15,030 million, primarily due to the collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of expenses; (ii) our net cash used in investing activities was RMB5,937 million, primarily due to the increase of time deposits with original maturities of more than 3 months; and (iii) our net cash used in financing activities was RMB20,555 million, primarily due to payment for redemption of convertible promissory notes and borrowings.

For the year ended December 31, 2022, (i) our net cash generated from operating activities was RMB4,455 million; (ii) our net cash generated from investing activities was RMB8,448 million; and (iii) our net cash used in financing activities was RMB9,919 million.

As of December 31, 2023, our cash and cash equivalents were denominated in RMB or USD.

Borrowings and Other Indebtedness

As of December 31, 2023, we had RMB38,337 million unsecured bank borrowings and RMB486 million secured bank borrowings. Our borrowings with fixed interest rates ranging from 2.8% to 4.5% per annum amounted to RMB33,644 million as of the same date.

In 2022, we issued two bonds of US$300 million in total, respectively, whose interest rates are determined based on compounded Secured Overnight Financing Rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds mature one year from their respective issuance date. As of December 31, 2023, both bonds had been fully repaid.

As of December 31, 2023, the outstanding principal amounts of the Ping An Convertible Promissory Notes and the Optionally Convertible Promissory Notes amounted to RMB6,919 million and nil, respectively.

Pledge of Assets

Save for the RMB486 million secured bank borrowing which was guaranteed by deposits, as of December 31, 2023, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets.

Gearing Ratio

As of December 31, 2023, our gearing ratio was 47.5% (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of bank borrowings and convertible promissory note payable.).

Material Acquisitions and Disposals

On November 13, 2023, we entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司) (as the seller) (“OCFT”) and Ping An OneConnect Bank (Hong Kong) Limited (the “Virtual Bank”), pursuant to which OCFT conditionally agreed to sell, and we conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash. For further details of the acquisition of the Virtual Bank, please refer to the Company’s announcement dated November 14, 2023.

Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the year ended December 31, 2023.

Future Plans for Material Investments or Capital Assets

We did not have any future plans for material investments or capital assets as of December 31, 2023.

Contingent Liabilities

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction without the use of third-party credit enhancement. As of December 31, 2023, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB54,903 million.

Other than the above, we did not have any material contingent liabilities as of December 31, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB48 million for the year ended December 31, 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. Save for the consideration in the amount of HK$933 million for the acquisition of the Virtual Bank, as of December 31, 2023, we had no other material capital commitments.

Recent Developments after the Reporting Period

There are no important events that have occurred since the end of the Reporting Period up to date of this announcement.

Scope of Work of PricewaterhouseCoopers

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Group’s annual report to shareholders for the year ended December 31, 2023 is still in progress.

The figures in respect of the Group’s unaudited consolidated statements of financial position, unaudited consolidated statements of comprehensive income and the related notes thereto for the year ended December 31, 2023 as set out in the preliminary announcement have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Events or issues may arise during the course of finalizing and issuing the audited consolidated financial statements of the Group that might result in the need to revise amounts in the Group’s consolidated financial statements.

Risk Management

Foreign exchange risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies’ functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. During the Reporting Period, we entered into spot-forward US$/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, we have entered into forward RMB-FX trading to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Employees and Remuneration

As of December 31, 2023, we had a total of 36,215 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2023:

Function	Number of Employees
Sales and marketing	24,665
Credit assessment	1,260
Post-origination services	6,340
General and administrative	3,163
Technology and research	567
Other	220

Total	36,215

For the year ended December 31, 2023, our employee benefit expenses amounted to RMB12,529 million. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

We have adopted the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2022	2023
		RMB’000	RMB’000
Technology platform-based income	3	29,218,432	15,325,826
Net interest income	4	18,981,376	12,348,357
Guarantee income		7,372,509	4,392,376
Other income	5	1,238,004	1,143,770
Investment income	6	1,305,625	1,050,453
Share of net profit/(loss) of investments accounted for using the equity method		(218)	(5,416)

Total income		58,115,728	34,255,366

Sales and marketing expenses	7	(15,756,916)	(9,867,488)
General and administrative expenses	7	(2,830,119)	(2,304,835)
Operation and servicing expenses	7	(6,429,862)	(6,118,635)
Technology and analytics expenses	7	(1,872,454)	(1,387,055)
Credit impairment losses	8	(16,550,465)	(12,697,308)
Asset impairment losses		(427,108)	(31,246)
Finance costs	9	(1,238,992)	(414,023)
Other gains/(losses) – net	10	3,459	210,336

Total expenses		(45,102,457)	(32,610,254)

Profit before income tax expenses		13,013,271	1,645,112
Less: Income tax expenses	11	(4,238,232)	(610,626)

Net profit for the year		8,775,039	1,034,486

Net profit attributable to:
Owners of the Company		8,699,369	886,865
Non-controlling interests		75,670	147,621

		8,775,039	1,034,486

		Year ended December 31,
	Note	2022	2023
		RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that may be reclassified to profit or loss
– Exchange differences on translation of foreign operations		(289,599)	(54,409)
Items that will not be reclassified to profit or loss
– Exchange differences on translation of foreign operations to the presentation currency		(1,291,250)	(410,572)

Total comprehensive income for the year		7,194,190	569,505

Total comprehensive income attributable to:
Owners of the Company		7,118,117	421,275
Non-controlling interests		76,073	148,230

		7,194,190	569,505

Earnings per share (expressed in RMB per share)
– Basic earnings per share	12	7.60	0.77

– Diluted earnings per share	12	7.58	0.77

– Basic earnings per ADS	12	15.20	1.54

– Diluted earnings per ADS	12	15.16	1.54

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2022	2023
		RMB’000	RMB’000
ASSETS
Cash at bank		43,882,127	39,598,785
Restricted cash		26,508,631	11,145,838
Financial assets at fair value through profit or loss		29,089,447	28,892,604
Financial assets at amortized cost		4,716,448	3,011,570
Accounts and other receivables and contract assets		15,758,135	7,293,671
Loans to customers	13	211,446,645	129,693,954
Deferred tax assets		4,990,352	5,572,042
Property and equipment		322,499	180,310
Investments accounted for using equity method		39,271	2,609
Intangible assets		885,056	874,919
Right-of-use assets		754,010	400,900
Goodwill		8,911,445	8,911,445
Other assets		1,958,741	1,444,362

Total assets		349,262,807	237,023,009

LIABILITIES
Payable to platform investors		1,569,367	985,761
Borrowings		36,915,513	38,823,284
Bonds payable		2,143,348	—
Current income tax liabilities		1,987,443	782,096
Accounts and other payables and contract liabilities		12,198,654	6,977,118
Payable to investors of consolidated structured entities		177,147,726	83,264,738
Financing guarantee liabilities	14	5,763,369	4,185,532
Deferred tax liabilities		694,090	524,064
Lease liabilities		748,807	386,694
Convertible promissory notes payable		5,164,139	5,650,268
Optionally convertible promissory notes		8,142,908	—
Other liabilities		2,000,768	1,759,672

Total liabilities		254,476,132	143,339,227

		As of December 31,
	Note	2022	2023
		RMB’000	RMB’000
EQUITY
Share capital		75	75
Share premium		32,073,874	32,142,233
Treasury shares		(5,642,769)	(5,642,768)
Other reserves		2,158,432	155,849
Retained earnings		64,600,234	65,487,099

Total equity attributable to owners’ of the Company		93,189,846	92,142,488

Non-controlling interests		1,596,829	1,541,294

Total equity		94,786,675	93,683,782

Total liabilities and equity		349,262,807	237,023,009

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the Company
	Share capital RMB’000	Share premium RMB’000	Treasury shares RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total Equity RMB’000
As of January 1, 2022	75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

Net profit for the year	—	—	—	—	8,699,369	8,699,369	75,670	8,775,039
Other comprehensive income	—	—	—	(1,581,252)	—	(1,581,252)	403	(1,580,849)

Total comprehensive income for the year	—	—	—	(1,581,252)	8,699,369	7,118,117	76,073	7,194,190

Transactions with owners
Repurchase of ordinary shares	—	—	(82,665)	—	—	(82,665)	—	(82,665)
Capital reduction from non-controlling interests	—	—	—	—	—	—	(1,118)	(1,118)
Exercise of share-based payment	—	127,063	—	(68,110)	—	58,953	—	58,953
Redemption and extension of convertible promissory notes	—	6,209,598	—	(5,584,770)	—	624,828	—	624,828
Contributions from non-controlling interests	—	—	—	—	—	—	15,938	15,938
Dividend declared	—	(7,628,573)	—	—	—	(7,628,573)	—	(7,628,573)
Appropriations to general reserve	—	—	—	42,078	(42,078)	—	—	—
Share-based payment	—	—	—	45,491	—	45,491	428	45,919

As of December 31, 2022	75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675

		Attributable to owners of the Company
	Share capital RMB’000	Share premium RMB’000	Treasury shares RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total Equity RMB’000
As of January 1, 2023	75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675

Net profit for the year	—	—	—	—	886,865	886,865	147,621	1,034,486
Other comprehensive income	—	—	—	(465,590)	—	(465,590)	609	(464,981)

Total comprehensive income for the year	—	—	—	(465,590)	886,865	421,275	148,230	569,505

Transactions with owners
Dividend declared	—	(1,438,792)	—	—	—	(1,438,792)	—	(1,438,792)
Exercise of share-based payment	—	17,403	1	(15,667)	—	1,737	—	1,737
Acquisition of non-controlling interests of a subsidiary	—	—	—	4,511	—	4,511	(203,711)	(199,200)
Repayment of optionally convertible promissory notes	—	1,489,748	—	(1,489,748)	—	—	—	—
Share-based payment	—	—	—	(36,089)	—	(36,089)	(54)	(36,143)

As of December 31, 2023	75	32,142,233	(5,642,768)	155,849	65,487,099	92,142,488	1,541,294	93,683,782

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	14,730,306	17,752,410
Income tax paid	(10,275,005)	(2,722,124)

Net cash generated from operating activities	4,455,301	15,030,286

Cash flows from investing activities
Proceeds from sale of investment assets	99,031,093	67,031,534
Proceeds from sale of property and equipment	19,655	8,220
Interest received on investment assets	1,725,499	970,133
Payment for acquisition of investment assets	(97,732,903)	(73,924,054)
Securities purchases under agreements to resell, net	5,527,177	—
Payment for property and equipment and other long-term assets	(122,843)	(48,340)
Net cash received from disposal of subsidiary	—	25,075

Net cash generated from/(used in) investing activities	8,447,678	(5,937,432)

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities	15,938	—
Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries	15,938	—
Proceeds from exercise of share-based payment	95,911	252
Proceeds from borrowings	9,046,338	14,618,467
Repayment of borrowings	(5,794,772)	(18,259,533)
Payment for early redemption and extension of convertible promissory notes payable	(3,747,386)	(3,642,931)
Repayment of optionally convertible promissory notes	—	(8,342,096)
Repayment of bonds payable	—	(2,163,195)
Payment for lease liabilities	(604,172)	(474,546)
Payment for interest expenses	(1,213,186)	(1,511,327)
Payment for dividend declared	(7,717,474)	(1,435,461)
Payment for acquisition of non-controlling interests of subsidiary	—	(199,200)
Refund of cash reserved for repurchase of ordinary shares	—	854,624

Net cash used in financing activities	(9,918,803)	(20,554,946)

Effect of exchange rate changes on cash and cash equivalents	57,025	404,677

Net increase/(decrease) in cash and cash equivalents	3,041,201	(11,057,415)
Add: Cash and cash equivalents at the beginning of the year	26,496,310	29,537,511

Cash and cash equivalents at the end of the year	29,537,511	18,480,096

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On November 20, 2023, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of two ADSs to one ordinary share to a new ADS Ratio of one ADS to two ordinary shares. The change in the ADS Ratio became effective on December 15, 2023. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new Ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People’s Republic of China (the “PRC”).

2	BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

The preparation of the consolidated financial statements in conformity with IFRS require the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its consolidated financial statements period commencing January 1, 2023:

•	IFRS 17 Insurance Contracts

•	Definition of Accounting Estimates – amendments to IAS 8

•	International Tax Reform – Pillar Two Model Rules – amendments to IAS 12

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The adoption of standards and amendments listed above did not have any impact on the amounts recognized in prior and current periods and are not expected to significantly affect future periods.

New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2023 reporting periods and have not been early adopted by the Group.

Effective for
the annual periods
beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current, Non-current liabilities with covenants	January 1, 2024
Amendment to IFRS 16	Leases on sale and leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

The Group does not expect the adoption of these standards and interpretations will have a material impact on the Group’s financial statements.

3	TECHNOLOGY PLATFORM-BASED INCOME

		Year ended December 31,
		2022	2023
		RMB’000	RMB’000
Technology platform-based income
Retail credit and enablement service fees		28,621,121	15,134,217
Other technology platform-based income		597,311	191,609

		29,218,432	15,325,826

		Year ended December 31,
		2022	2023
		RMB’000	RMB’000
Retail credit and enablement service fees
Loan enablement service fees	At a point in time	3,446,163	978,958
Post-origination service fees	Over time	24,028,033	13,729,327
Referral income from platform service	At a point in time	1,146,925	425,932

		28,621,121	15,134,217

(a)	The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of the year
Expected to be recognized within one year	11,330,057	5,614,253
Expected to be recognized in one to two years	5,643,999	1,923,795
Expected to be recognized over two years	1,937,183	1,092,647

	18,911,239	8,630,695

4	NET INTEREST INCOME

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	25,869,521	14,767,163
Interest expense	(10,216,770)	(6,722,267)

Net interest income from loans originated by consolidated trust plans	15,652,751	8,044,896

Loans originated by consumer finance company and microloan lending companies
Interest income	4,023,755	5,007,555
Interest expense	(695,130)	(704,094)

Net interest income from loans originated by microloan lending companies and consumer finance company	3,328,625	4,303,461

Total net interest income	18,981,376	12,348,357

5	OTHER INCOME

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Account management service fees	1,094,030	1,131,607
Others	143,974	12,163

	1,238,004	1,143,770

6	INVESTMENT INCOME

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	341,617	234,431
Financial assets purchased under reverse repurchase agreements	76,737	—

	418,354	234,431

Realized gains
Financial assets at fair value through profit or loss	1,099,568	1,013,049

Net change in unrealized gains/(losses)
Financial assets at fair value through profit or loss	(212,297)	(197,027)

	1,305,625	1,050,453

7	EXPENSE BY NATURE

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Employee benefit expenses	15,080,319	12,528,795
Loan origination and servicing expenses	3,667,962	2,021,636
Outsourcing service expenses	1,391,292	1,058,915
Trust management fee	1,251,761	939,004
Payment processing expenses	1,134,905	750,504
Promotion and advertising expenses	1,525,797	585,240
Depreciation of right-of-use assets	578,014	413,957
Taxes and surcharges	568,826	319,512
Business entertainment expenses	389,369	206,135
Depreciation of property and equipment	177,799	181,171
Audit fees	39,271	47,449
Amortization of intangible assets	15,325	11,022
Listing expenses	11,418	—
Others	1,057,293	614,673

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	26,889,351	19,678,013

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	7,865,407	5,030,841
General sales and marketing expenses	6,653,847	4,377,490
Investor acquisition and retention expenses	301,092	24,035
Referral expenses from platform service	936,570	435,122

Total	15,756,916	9,867,488

8 CREDIT IMPAIRMENT LOSSES

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Loans to customers	7,175,389	6,573,590
Financing guarantee contracts	7,660,622	5,520,883
Accounts and other receivables and contract assets	1,140,937	629,124
Financial assets at amortized cost	575,161	(27,765)
Others	(1,644)	1,476

Total	16,550,465	12,697,308

9	FINANCE COSTS

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Interest expenses on borrowings	701,637	842,421
Interest expenses on convertible promissory notes	1,045,611	448,017
Interest expenses on Convertible Notes	521,747	407,255
Interest expenses on unpaid consideration of convertible promissory notes	16,162	58,381
Interest expenses on lease liabilities	41,402	27,123
Interest expenses on consolidated wealth management products	6,473	868
One-time expenses related to early redemption and extension of convertible promissory notes	173,775	—
Bank interest income	(1,267,815)	(1,370,042)

	1,238,992	414,023

10	OTHER GAINS/(LOSSES) – NET

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Government grants	408,164	212,257
Input VAT super-deduction	92,230	29,454
ADS transferring income	236,827	72,702
Foreign exchange gains/(losses) (a)	(877,232)	75,714
Others (b)	143,470	(179,791)

	3,459	210,336

(a)	The foreign exchange losses in 2022, amounting to RMB877 million, was mainly due to the depreciation of RMB against USD.
(b)

Other losses of RMB180 million in 2023 compared to other gains of RMB143 million in 2022, was mainly due to the increase of losses associated with certain risk assets and the high base of the same period last year due to one time recovery of losses associated with legacy business via law suit.

11	INCOME TAX EXPENSES

The following table sets forth the income tax expense of the Group for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Current income tax	4,494,818	1,362,342
Deferred income tax	(256,586)	(751,716)

Total	4,238,232	610,626

(a)	Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b)	Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c)	Indonesia Income Tax

The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2022 and 2023.

(d)	PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2022 and 2023, based on the existing legislation, interpretations and practices in respect thereof.

According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15% for the years ended December 31, 2022 and 2023.

(e)	PRC Withholding Tax

According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

The Group does not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each year presented.

12	EARNINGS PER SHARE

(a)

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	Year ended December 31,
	2022	2023
	RMB’000	RMB’000
Profit attributable to owners of the Company	8,699,369	886,865
Weighted average number of ordinary shares in issue (in’000)	1,145,050	1,146,175

Basic earnings per share (in RMB)	7.60	0.77

Basic earnings per ADS (in RMB)	15.20	1.54

(b)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2022 and 2023, the Group has four categories of potential dilutive ordinary shares: convertible promissory notes, optionally convertible promissory notes, share options and PSUs.

For the year ended December 31, 2022 and 2023, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

13	LOANS TO CUSTOMERS

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Loans originated by consolidated trust plans	186,396,992	98,194,028
Loans originated by microloan lending companies and consumer finance company	30,109,705	37,616,889
Interest receivable	2,002,926	1,156,870
Less: Provision for impairment losses
Stage 1	(4,481,912)	(4,433,965)
Stage 2	(1,197,126)	(1,152,069)
Stage 3	(1,383,940)	(1,687,799)
	(7,062,978)	(7,273,833)
	211,446,645	129,693,954

Expected credit loss rate	3.23%	5.31%

(a)

As of December 31, 2022 and 2023, loans amounting to RMB142,966 million and RMB62,417 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, the majority of the balance in each period was covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and entered into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)	For the years ended December 31, 2022 and 2023, the amounts of concession provided to customers were not material.

(c)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	215,834,125	—	—	215,834,125
Transfers	(17,245,234)	13,239,242	4,005,992	—
– From stage 1 to stage 2	(17,540,156)	17,540,156	—	—
– From stage 2 to stage 1	294,922	(294,922)	—	—
– From stage 2 to stage 3	—	(4,015,845)	4,015,845	—
– From stage 3 to stage 2	—	9,853	(9,853)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(201,023,209)	(10,854,775)	(159,277)	(212,037,261)
Write-offs	—	—	(3,013,222)	(3,013,222)

As of December 31, 2022	213,091,088	3,960,712	1,457,823	218,509,623

(d)	The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,609,220	—	—	1,609,220
Transfers	(3,550,516)	1,088,799	3,840,446	1,378,729
– From stage 1 to stage 2	(3,573,960)	3,573,960	—	—
– From stage 2 to stage 1	54,161	(54,161)	—	—
– From stage 2 to stage 3	—	(3,575,710)	3,575,710	—
– From stage 3 to stage 2	—	9,329	(9,329)	—
Net impact on expected credit loss by stage transfers	(30,717)	1,135,381	274,065	1,378,729
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(1,707,206)	(403,559)	(214,194)	(2,324,959)
Change in parameters of expected credit loss model	6,270,169	199,606	42,624	6,512,399
Write-offs	—	—	(3,013,222)	(3,013,222)
Recovery of loans written off previously	—	—	146,940	146,940

As of December 31, 2022	4,481,912	1,197,126	1,383,940	7,062,978

(e)	The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	213,091,088	3,960,712	1,457,823	218,509,623
New loans originated	126,598,504	—	—	126,598,504
Transfers	(20,444,970)	13,487,868	6,957,102	—
– From stage 1 to stage 2	(21,187,343)	21,187,343	—	—
– From stage 2 to stage 1	742,373	(742,373)	—	—
– From stage 2 to stage 3	—	(6,964,688)	6,964,688	—
– From stage 3 to stage 2	—	7,586	(7,586)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(186,877,497)	(14,634,783)	(56,194)	(201,568,474)
Write-offs	—	—	(6,571,866)	(6,571,866)

As of December 31, 2023	132,367,125	2,813,797	1,786,865	136,967,787

(f) The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	1,929,629	—	—	1,929,629
Transfers	(5,930,855)	356,101	6,757,208	1,182,454
– From stage 1 to stage 2	(6,016,218)	6,016,218	—	—
– From stage 2 to stage 1	166,232	(166,232)	—	—
– From stage 2 to stage 3	—	(6,209,153)	6,209,153	—
– From stage 3 to stage 2	—	7,070	(7,070)	—
Net impact on expected credit loss by stage transfers	(80,869)	708,198	555,125	1,182,454
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(2,277,971)	(400,954)	(184,192)	(2,863,117)
Change in parameters of expected credit loss model	6,231,250	(204)	93,578	6,324,624
Write-offs	—	—	(6,571,866)	(6,571,866)
Recovery of loans written off previously	—	—	209,131	209,131

As of December 31, 2023	4,433,965	1,152,069	1,687,799	7,273,833

As of December 31, 2023, loans to customers amounting to RMB6,572 million were written off in 2023 and were still subject to enforcement activity. The enforcement activity includes the amounts written off in previous years.

14	FINANCING GUARANTEE LIABILITIES

(a)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	64,416,918	314,451	—	64,731,369
New guarantee contracts originated	59,085,462	—	—	59,085,462
Transfers	(5,760,786)	5,760,786	—	—
– From stage 1 to stage 2	(5,887,854)	5,887,854	—	—
– From stage 2 to stage 1	127,068	(127,068)	—	—
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(50,729,902)	(4,583,991)	—	(55,313,893)

As of December 31, 2022	67,011,692	1,491,246	—	68,502,938

(b)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	2,402,385	294,724	—	2,697,109
New guarantee contracts originated	980,980	—	—	980,980
Transfers	(4,462,900)	5,388,205	—	925,305
– From stage 1 to stage 2	(4,514,480)	4,514,480	—	—
– From stage 2 to stage 1	114,996	(114,996)	—	—
Net impact on expected credit loss by stage transfers	(63,416)	988,721	—	925,305
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,201,596)	(4,336,572)	—	(6,538,168)
Change in parameters of expected credit loss model	7,656,851	41,292	—	7,698,143

As of December 31, 2022	4,375,720	1,387,649	—	5,763,369

(c)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	67,011,692	1,491,246	—	68,502,938
New guarantee contracts originated	38,342,179	—	—	38,342,179
Transfers	(6,666,043)	6,666,043	—	[ • ]
– From stage 1 to stage 2	(7,000,050)	7,000,050	—	—
– From stage 2 to stage 1	334,007	(334,007)	—	—
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(44,798,214)	(7,143,416)	—	(51,941,630)

As of December 31, 2023	53,889,614	1,013,873	—	54,903,487

(d)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,375,720	1,387,649	—	5,763,369
New guarantee contracts originated	676,224	—	—	676,224
Transfers	(5,691,521)	6,254,121	—	562,600
– From stage 1 to stage 2	(5,805,478)	5,805,478	—	—
– From stage 2 to stage 1	313,688	(313,688)	—	—
Net impact on expected credit loss by stage transfers	(199,731)	762,331	—	562,600
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,830,662)	(6,733,874)	—	(9,564,536)
Change in parameters of expected credit loss model	6,700,989	46,886	—	6,747,875

As of December 31, 2023	3,230,750	954,782	—	4,185,532

15	DIVIDENDS

On November 8, 2021, the Company’s Board approved an annual cash dividend policy. Under the policy, starting from 2022, the Company would declare and distribute a recurring cash dividend at an amount range from 20% to 40% of the consolidated net profit in the previous fiscal year. Whether to make dividend distributions and the exact amount of such distributions in any particular year would be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the Board. On August 3, 2022, the Company’s Board approved a semi-annual cash dividend policy to replace its existing dividend policy.

On March 7, 2022, the Company’s Board approved and declared a cash dividend of USD0.68 per ordinary share based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 8, 2022, which amounting to 1,144,226,418 shares. This annual dividend was paid in April 2022.

On August 3, 2022, the Company’s Board approved an interim cash dividend of USD0.34 per ordinary share for the six-month period ended June 30, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amounting to 1,145,926,797 shares. The interim dividend was paid in October 2022.

On March 13, 2023, the Company’s Board approved an interim cash dividend of USD0.1 per ordinary share for the six-month period ended December 31, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2023, which amounting to 1,146,108,643 shares. The interim dividend was paid in April 2023.

On August 22, 2023, the Company’s Board approved an interim cash dividend of USD0.078 per ordinary share for the six-month period ended June 30, 2023, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 12, 2023, which amounting to 1,146,282,721 shares. The interim dividend was paid in October 2023.

The dividend declarations triggered an anti-dilution adjustment to the conversion price. The optionally convertible promissory notes was fully repaid on September 30, 2023 and as of December 31, 2023, the adjusted conversion price of convertible promissory notes was USD12.74 per ordinary share following the dividend declarations.

16	SUBSEQUENT EVENTS

On March 21, 2024, the Board resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company. The special dividend is subject to the approval of shareholders at the annual general meeting, which will be held on May 30, 2024.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the Shareholders and to enhance corporate value and accountability.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Since the Listing Date and up to December 31, 2023, we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix C1 (formerly Appendix 14) to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code set out in Appendix C1 of the Listing Rules, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO has assumed the roles of chairman of the Board and chief executive officer of the Company, which will constitute a deviation from code provision C.2.1 of the Corporate Governance Code set out in Appendix C1 of the Listing Rules. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Taking into account that Mr. Gregory Dean GIBB currently acts as the co-chief executive officer of the Company, the Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code for Dealings in Securities by Management (the “Code”), with terms no less exacting that the ‘Model Code for Securities Transactions by Directors of Listed Issuers’ as set out in Appendix C3 (formerly Appendix 10) to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and they have confirmed that they have complied with the Code from the Listing Date and up to December 31, 2023 and up to the date of this announcement.

BOARD COMMITTEES

The Board has established two committees, namely, the Audit Committee and the Nomination and Remuneration Committee for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

We have established an audit committee comprising three independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. Rusheng YANG, being the chairman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules. The primary duties of the Company’s audit committee are to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. Our audit committee has reviewed the unaudited consolidated annual results of the Company for the year ended December 31, 2023.

Nomination and Remuneration Committee

The Company has established the Nomination and Remuneration Committee in compliance with the CG Code, Rule 3.25 and Rule 3.27A of the Listing Rules.

The Nomination and Remuneration Committee consists of three independent non-executive Directors, namely Mr. Weidong LI, Mr. Xudong ZHANG and Mr. Rusheng YANG. Mr. Weidong LI is the chairman of the Nomination and Remuneration Committee. The primary duties of the Nomination and Remuneration Committee are to (i) in respect of its nomination functions, develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees; and (ii) in respect of its remuneration functions, review and make recommendations to the Board with respect to director compensation, evaluate the performance of our executive officers and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the nomination and compensation of our executive officers.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange or the NYSE since the Listing Date up to the date of this announcement.

Dividend

The Board declared a semi-annual dividend of US$0.078 per Shares or US$0.039 per ADS for the six months ended June 30, 2023, payable in cash and have been paid to the holders of Shares on Tuesday, October 24, 2023, Hong Kong time and to the holders of ADSs on October 30, 2023, New York time, respectively.

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2023.

Special Dividend

On March 21, 2024, the Board resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS (the “Special Dividend”). For details of the Special Dividend, please refer to the announcement of the Company dated March 21, 2024.

ANNUAL GENERAL MEETING

It is proposed that the forthcoming annual general meeting of the Company (the “AGM”) will be held on Thursday, May 30, 2024. The record date for the purpose of determining the eligibility of the holders of Shares to attend and vote at the AGM will be as of the close of business on Tuesday, April 9, 2024 (Hong Kong time). All share transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. on Tuesday April 9, 2024 (Hong Kong time) to be eligible to attend and vote at the AGM. The notice of AGM will be issued to the holders of Shares within the prescribed time and in such manner as required by the Listing Rules and the articles of association of the Company. Holders of the ADSs at the close of business on April 9, 2024 (New York time) who wish to exercise their voting rights for the underlying Shares must act through Citibank, N.A., the depositary of the Company’s ADS program.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir-hk.lufaxholding.com/). The annual report for the year ended December 31, 2023 will be published on the same websites and dispatched to the Company’s shareholders (when necessary) in due course.

DEFINITIONS

“2014 Share Incentive Plan”	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023

“2019 Performance Share Unit Plan”	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023

“ADS(s)”	American Depositary Shares, every one representing two Shares

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“BVI”	British Virgin Islands

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”, “we”, “us”, or “our”	Lufax Holding Ltd (陸金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Director(s)”	the director(s) of our Company

“Group”, “the Group”, “we”, “us”, or “our”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“IFRS”	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board

“Listing Date”	April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“NYSE”	the New York Stock Exchange

“Ping An Convertible Promissory Notes”	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022

“Reporting Period”	the twelve months ended December 31, 2023

“RMB” or “Renminbi”	Renminbi, the lawful currency of China

“SBOs”	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations

“SEC”	the Securities and Exchange Commission of the United States

“SFO” or “Securities and Futures Ordinance”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the ordinary shares of US$0.00001 each in the share capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”, “USD” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“%”	per cent

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC and the Stock Exchange. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, March 21, 2024

As at the date of this announcement, the Board of the Company comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors.